TWFG, Inc.

10055 Grogans Mill Road, Suite 500

The Woodlands, Texas 77380

August 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TWFG, Inc.
Registration Statement on Form S-3 Filed August 6, 2025 File No. 333-289297

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TWFG, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m., Eastern Time, on August 8, 2025, or as soon thereafter as practicable, or to such other time as the Company or its outside counsel, Akin Gump Strauss Hauer & Feld LLP, request by telephone that such Registration Statement be declared effective.

Please contact Bryan D. Flannery of Akin Gump Strauss Hauer & Feld LLP at (713) 250-3579, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

TWFG, INC.

/s/ Richard F. Bunch III
Richard F. Bunch III
Chief Executive Officer

cc:	Bryan D. Flannery, Akin Gump Strauss Hauer & Feld LLP W. Robert Shearer, Akin Gump Strauss Hauer & Feld LLP